UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	28 September 2023 - Director Declaration

99.1

Haleon plc: Director Declaration

28 September 2023: In accordance with paragraph 9.6.14R of the Listing Rules of the UK Financial Conduct Authority, Haleon plc (the "Company") (LSE/NYSE: HLN) notes that Deirdre Mahlan, an Independent Non-Executive Director and Chair of the Audit & Risk Committee of the Company has been appointed Interim President, Chief Executive
Officer and Chairperson of the Board of The Duckhorn Portfolio, Inc. (NYSE: NAPA) with immediate effect from 27 September 2023.

There is no further information to be disclosed in respect of paragraph 9.6.14.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: September 28, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary